SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENTS PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ASE Test Limited
(Name of Issuer)

Ordinary Shares, par value $0.25 per share
(Title of Class of Securities)

Y02516 10 5
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. Y02516 10 5	13G	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J&R Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 38,902,740
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 38,902,740
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,902,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.08%
12	TYPE OF REPORTING PERSON HC

CUSIP No. Y02516 10 5	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ASE Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,148,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 11,148,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,148,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.20%
12	TYPE OF REPORTING PERSON HC

CUSIP No. Y02516 10 5	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advanced Semiconductor Engineering, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,050,740
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 50,050,740
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,050,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.28%
12	TYPE OF REPORTING PERSON CO

CUSIP No. Y02516 10 5	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ASE ENTERPRISES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 50,050,740
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 50,050,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,050,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.28%
12	TYPE OF REPORTING PERSON CO

CUSIP No. Y02516 10 5	13G	Page 5 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AINTREE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 50,050,740-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 50,050,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,050,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.28%
12	TYPE OF REPORTING PERSON CO

CUSIP No. Y02516 10 5	13G	Page 6 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JASON C.S. CHANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,423,908
	6	SHARED VOTING POWER 50,050,740
	7	SOLE DISPOSITIVE POWER 2,423,908
	8	SHARED DISPOSITIVE POWER 50,050,740
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,474,648
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.71%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer.

ASE Test Limited (the “Company”)

Item 1(b). Address of Issuer's Principal Executive Offices.

10 West Fifth Street
Nantze Export Processing Zone
Kaohsiung, Taiwan
Republic of China

Item 2(a). Name of Person Filing.

J&R Holding Limited (“J&R Holding”), ASE Holding Limited (“ASE Holding”), Advanced Semiconductor Engineering Inc. (“ASE Inc.”), ASE Enterprises Limited (“ASEE”), Aintree Limited (“Aintree”), Jason C.S. Chang.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The business address of J&R Holding is: Canon’s court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The business address of ASE Holding is: Canon’s court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The business address of ASE Inc. is: 26 Chin Third Road, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China.

The business address of ASEE is: 1408 Worldwide House, 19 Des Voeux Road Central, Central, Hong Kong.

The address of the registered office of Aintree is: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The business address of Jason C.S. Chang is: Room 1901, World Trade Center, International Trade Building, 19/F, 333 Keelung Road, Sec. 1, Taipei, Taiwan, Republic of China.

Item 2(c). Citizenship.

J&R Holding is incorporated under the laws of Bermuda.

ASE Holding is incorporated under the laws of Bermuda.

ASE Inc. is incorporated under the laws of Taiwan, Republic of China.

ASEE is incorporated under the laws of Hong Kong.

Aintree is a company organized under the laws of the British Virgin Islands.

Jason C.S. Chang is a citizen of Taiwan, Republic of China.

Item 2(d). Title of Class of Securities.

This statement relates to the Company's ordinary shares, par value $0.25 per share (“Shares”).

Item 2(e). CUSIP Number.

Y02516 10 5

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
             Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a), (b) and (c)

     J&R Holding owns 38,902,740 Shares, representing approximately 39.08% of the outstanding Shares. J&R Holding has sole power to vote and dispose of 38,902,740 Shares.

     ASE Holding owns 11,148,000 Shares, representing approximately 11.20% of the outstanding Shares. ASE Holding has sole power to vote and dispose of 11,148,000 Shares.

     ASE Inc., through its 100% ownership of J&R Holding and ASE Holding, beneficially owns 50,050,740 Shares, representing approximately 50.28% of the outstanding Shares. ASE Inc. has sole power to vote and to dispose of 50,050,740 Shares.

     ASEE, through its 19.31% shareholding in ASE Inc., beneficially owns 50,050,740 Shares, representing approximately 50.28% of the outstanding Shares. ASEE has shared power to vote and to dispose of 50,050,740 Shares.

     Aintree beneficially owns 50,050,740, or 50.28%, of the outstanding Shares, which is the number of Shares held by ASE Inc. Aintree holds 100% of ASEE in trust for the benefit of the family of Jason C.S. Chang. The sole shareholder and sole director of Aintree is Jason C.S. Chang. Aintree has shared power to vote and to dispose of 50,050,740 Shares.

     Jason C.S. Chang beneficially owns 50,050,740, or 50.28%, of the outstanding Shares, which is the number of Shares held by ASE Inc. In addition to the Shares he beneficially owns through ASEE and Aintree, Jason C.S. Chang directly owns 183,908 Shares. Furthermore, under the Company’s share option plans, Jason C.S. Chang owns options convertible into 2,240,000 Shares. Jason C.S. Chang beneficially owns 52,474,648 Shares. He has sole power to vote and dispose of 2,423,908 Shares and shared power to vote and dispose of 50,050,740 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
             Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

J&R HOLDING LIMITED

By:	/s/ JOSEPH TUNG
	Name:	JOSEPH TUNG
	Title:	Director

ASE HOLDING LIMITED

By:	/s/ JOSEPH TUNG
	Name:	JOSEPH TUNG
	Title:	Director

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ JOSEPH TUNG
	Name:	JOSEPH TUNG
	Title:	Director

ASE ENTERPRISES LIMITED

By:	/s/ JASON C.S. CHANG
	Name:	JASON C.S. CHANG
	Title:	Director

AINTREE LIMITED

By:	/s/ JASON C.S. CHANG
	Name:	JASON C.S. CHANG
	Title:	Director

By:	/s/ JASON C.S. CHANG
	Name:	JASON C.S. CHANG